April 30, 2013

Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Group 1 Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013
File No. 001-13461
Dear Mr. Mew:
Group 1 Automotive, Inc. (the "Company") acknowledges receipt of the letter dated April 26, 2013 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). Set forth below are the responses of the Company to comments from the Staff, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "2012 Form 10-K"), filed on February 20, 2013. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comments in bold text.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Key Performance Indicators, page 33
1.We note your discussion of the historical results comparing FY 2012 to FY 2011. However, we cannot locate a similar discussion comparing FY 2011 to FY 2010 in this section. Please confirm to us you would provide such discussion covering all of the reporting periods presented in the income statements in future filings. Refer to Item 303 of Regulation S-K.
Response: We acknowledge the Staff's comments and confirm that we will provide discussion covering all of the reporting periods presented in the income statements in future filings, as required by Item 303 of Regulation S-K.

Exhibit 23.1
2.We note the opinion of your independent registered public accounting firm has been incorporated by reference into several registration statements. Please amend to include a signed consent.
Response: We acknowledge the Staff's comment. On April 30, 2013, the Company filed a Current Report on Form 8-K with a copy of the executed consent of its independent registered public accounting firm.
In connection with responding to the Staff's comments, we acknowledge that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at (713) 647-5700 with any questions.

[Signature on next page]

Sincerely,

Group 1 Automotive, Inc.
By:      /s/ Darryl M. Burman
Name: Darryl M. Burman
Title:   Vice President and General Counsel

Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Gillian A. Hobson, Vinson & Elkins LLP